UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2025

Rad Technologies, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12513

Delaware	83-1230703
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1501 Lincoln Blvd, #1133, Venice, CA

(Full mailing address of principal executive offices)

510-698-2462

(Issuer’s telephone number, including area code)

In this semi-annual report, the terms “Rad Technologies”, “RAD”, “RAD Intel”, “we”, “us”, “our”, or “the Company” refers to Rad Technologies, Inc. unless the context indicates otherwise.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on June 18, 2025. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to Interim 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management, all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2025.

Operating Results

For the six-months ended June 30, 2025 (“Interim 2025”), the Company recognized $1,020,000 in revenue, compared to $385,225 for the six-months ended June 30, 2024 (“Interim 2024”), representing a period over period increase of 165%. The Company also recognized $805,188 in costs of net revenue in Interim 2025, compared with $784,643 for Interim 2024, representing a 3% increase. Finally, the Company recognized gross profit of $214,812 and gross margin of 21% for Interim 2025, compared to gross loss of $399,417 and gross margin of -104% for Interim 2024. This improvement in revenue for Interim 2025 compared to Interim 2024 were the result of the Company’s sales and marketing efforts to grow its client base and secure additional agency relationships. The improvements in costs of net revenue, and therefore gross profits were the result of less outsourced costs, including project management and influencer expenses.

RAD’s operating expenses primarily consist of general administrative costs including payroll and contractor expenses, as well as research and development costs related to product development and sales and marketing. For Interim 2025, total operating expenses were $6,265,232 compared to $3,966,274 for Interim 2024, representing a period over period increase of 58%. This increase was primarily related to a 186% increase in sales and marketing expenses, which increased from $1,176,141 for Interim 2024 to $3,368,123 for Interim 2025, as the Company increased its customer and investor acquisition efforts. Additionally, general and administrative expenses remained relatively flat, decreasing by 0.2% from $2,132,242 for Interim 2024 to $2,128,722 for Interim 2025 as the Company focused on keeping payroll and general operational expenses flat while growing revenue. Finally, the Company recognized research and development expenses of $768,387 for Interim 2025, compared to $657,891 for Interim 2024, representing a 17% increase, as the Company invested in product enhancements and additional product development related hires.

Additionally, the Company recognized other expense of $118,595 for Interim 2025, as compared to other income of $44,953 for Interim 2024, representing a period over period increase of 164%. This increase was primarily due to interest expense related to the Company’s outstanding convertible promissory note.

As a result of the above, the Company recognized a net loss of $6,184,281 for Interim 2025, which was 40% more than the Company’s net loss of $4,431,128 for Interim 2024.

Liquidity and Capital Resources

As of June 30, 2025, RAD’s available cash-on-hand was $5,536,722 compared to $277,938 as of December 31, 2024.

While the Company saw an increase in revenue from the prior period, we still rely primarily on outside investments to support operations and growth. In addition to the Regulation A that the Company launched on February 19, 2025 and a planned amendment to such offering, the Company anticipates undertaking new offerings of securities this year, including leveraging Rule 506(c) of Regulation D. As of the date of this semi-annual report, the Company had raised $11,454,018 in gross proceeds from its Regulation A fundraise. It has filed a post-qualification amendment to its Regulation A offering with the intention to extend the offering and raise additional funds.

Over the next 12-18 months, the Company expects to rely on equity financing to fund operations, growth, and its acquisition strategy.

Trend Information

In the coming months, the Company plans to execute against its planned acquisition and growth strategy which will include the following:

-	Acquisitions: RAD is in talks with several acquisition targets that it believes will be complimentary to RAD’s growth plan. These targets are existing businesses, marketing, and influencer agencies that, if acquired, will be able to leverage RAD’s technology to improve business outcomes and also give RAD access to a new set of skills and a larger customer base. As of the date of this report, the Company has not entered into any definitive agreements for any acquisitions.

-	Strategic Partnerships: The Company believes that additional growth and scale may be achieved through partnerships with stand-alone leaders or specialized teams where the Company’s technology and expertise serve as a force multiplier—enhancing both shareholder value and the probability of success. These opportunities, if pursued, would be structured to provide RAD with voting control, while ensuring RAD investors retain full ownership and transparency into the underlying partnership.

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Item 3. Financial Statements

RAD Technologies, Inc.

Consolidated Financial Statements

Unaudited

June 30, 2025

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RAD Technologies, Inc.

Index to Financial Statements

4

RAD Technologies, Inc.

Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,536,722	$277,938
Escrow receivable	189,899	189,899
Accounts receivable, net	511,500	92,591
Prepaid expenses and other current assets	61,764	35,626
Due from related parties	33,741	11,340
Deposits	36,545	34,845
Current assets of discontinued operations	11,325	11,325
Total current assets	6,381,496	653,564
Property and equipment, net	2,880	4,260
Intangible assets, net	1,324,440	1,932,601
Total assets	$7,708,816	$2,590,425

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$805,568	$960,064
Accrued expenses and other current liabilities	74,773	169,537
Accrued interest	27,828	331,192
Debt	500,000	500,000
Current liabilities of discontinued operations	30,798	30,769
Total current liabilities	1,438,967	1,991,562
Convertible notes at fair value, net of unamortized discount	520,377	513,135
Total liabilities	1,959,344	2,504,697

Commitments and contingencies

Stockholders’ equity:
Common stock, Class B, $0.0001 par value, 150,000,000 shares authorized, 44,967,771 and 22,009,228 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	4,497	2,201
Common stock, Class A, $0.0001 par value, 250,000,000 shares authorized, 98,415,337 shares issued and outstanding as of both June 30, 2025 and December 31, 2024	9,842	9,842
Additional paid-in capital	47,296,777	35,451,048
Accumulated deficit	(42,038,022)	(35,869,007)
Accumulated other comprehensive income	476,378	491,644
Total stockholders’ equity	5,749,472	85,728
Total liabilities and stockholders’ equity	$7,708,816	$2,590,425

See accompanying notes to the unaudited consolidated financial statements.

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RAD Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

Unaudited

	Six Months Ended
	June 30,
	2025	2024

Net revenues	$1,020,000	$385,225
Cost of net revenues	805,188	784,643
Gross profit (loss)	214,812	(399,418)

Operating expenses:
General and administrative	2,128,722	2,132,242
Research and development	768,387	657,891
Sales and marketing	3,368,123	1,176,141
Total operating expenses	6,265,232	3,966,274

Loss from operations	(6,050,420)	(4,365,692)

Other income (expense), net:
Interest income	400	322
Other income	2,856	1,477
Interest expense	(121,851)	(46,752)
Total other income (expense), net	(118,595)	(44,953)

Net loss	(6,169,015)	(4,410,645)
Other comprehensive loss	(15,266)	(20,483)
Net comprehensive loss	$(6,184,281)	$(4,431,128)

Weighted average common shares outstanding - basic and diluted	136,073,498	110,498,541
Net loss per common share - basic and diluted	$(0.05)	$(0.04)

See accompanying notes to the unaudited consolidated financial statements.

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RAD Technologies Inc.

Consolidated Statements of Changes in Stockholders’ Equity

Unaudited

	Common Stock				Additional			Accumulated Other	Total
	Class A		Class B		Paid-in	Subscription	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Income	Equity
Balances at December 31, 2023	98,415,337	$9,842	6,030,303	$603	$29,542,800	$(364,800)	$(27,329,537)	$579,124	$2,438,031
Issuance of common stock pursuant to Regulation CF, net of offering costs	-	-	10,580,538	1,058	3,144,098	(435,200)	-	-	2,709,956
Issuance of common stock for cash	-	-	1,525,264	153	511,758	-	-	-	511,911
Stock based compensation	-	-	-	-	345,787	-	-	-	345,787
Currency translation adjustment	-	-	-	-	-	-	-	(20,483)	(20,483)
Net loss	-	-	-	-	-	-	(4,410,645)	-	(4,410,645)
Balances at June 30, 2024	98,415,337	$9,842	18,136,105	$1,814	$33,544,443	$(800,000)	$(31,740,182)	$558,641	$1,574,557

Balances at December 31, 2024	98,415,337	$9,842	22,009,228	$2,201	$35,451,048	$-	$(35,869,007)	$491,644	$85,728
Issuance of common stock pursuant to Regulations A and D, net of offering costs	-	-	22,758,543	2,276	11,183,381	-	-	-	11,185,657
Issuance of common stock for cash	-	-	200,000	20	99,980	-	-	-	100,000
Stock based compensation	-	-	-	-	562,368	-	-	-	562,368
Currency translation adjustment	-	-	-	-	-	-	-	(15,266)	(15,266)
Net loss	-	-	-	-	-	-	(6,169,015)	-	(6,169,015)
Balances at June 30, 2025	98,415,337	$9,842	44,967,771	$4,497	$47,296,777	$-	$(42,038,022)	$476,378	$5,749,472

See accompanying notes to the unaudited consolidated financial statements.

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RAD Technologies Inc.

Consolidated Statements of Cash Flows

Unaudited

	Six Months Ended
	June 30,
	2025	2024

Cash flows from operating activities:
Net loss from continuing operations	$(6,169,015)	$(4,410,645)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	1,381	1,469
Amortization	608,161	608,161
Amortization of debt discount	36,146	36,496
Stock-based compensation	562,368	345,787
Changes in operating assets and liabilities:
Accounts receivable	(418,909)	148,801
Prepaid expenses and other current assets	(26,138)	7,598
Deposits	(1,700)	1,294
Accounts payable	(154,497)	178,406
Accrued interest	(303,364)	(6,075)
Accrued expenses and other current liabilities	(94,764)	17,801
Net cash used in operating activities from continuing operations	(5,960,331)	(3,070,907)
Net cash provided by operating activities from discontinued operations	29	-
Net cash used in operating activities	(5,960,302)	(3,070,907)
Cash flows from financing activities:
Advances from (repayments to) related parties	(22,401)	(15,265)
Repayment of convertible notes	(28,904)	-
Issuance of common stock, net of offering costs	11,185,657	2,709,956
Issuance of common stock for cash	100,000	511,911
Net cash provided by financing activities from continuing operations	11,234,352	3,206,602
Net cash used in financing activities from discontinued operations	-	-
Net cash provided by financing activities	11,234,352	3,206,602
Net change in cash and cash equivalents	5,274,050	135,695
Effect of exchange rate on cash	(15,266)	(20,483)
Cash and cash equivalents at beginning of period	277,938	354,783
Cash and cash equivalents at end of period	$5,536,722	$469,995

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$15,450	$15,450

See accompanying notes to the unaudited consolidated financial statements.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

1. NATURE OF OPERATIONS

RAD Technologies Inc. (the “Company” or “RAD”) is a Delaware corporation formed on July 6, 2018. The Company provides a content artificial intelligence (“AI”) technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

On June 28, 2021, the Company formed a wholly-owned subsidiary, RAD Canada Inc. (“RAD Canada”) in the Province of Ontario, Canada. On August 5, 2021, RAD Canada entered into an Asset Purchase Agreement (“Agreement” or “Merger”) with Atomic Reach, Inc. (“Atomic Reach” or “AR”) whereby Atomic Reach agreed to sell, convey, assign, transfer and deliver to RAD substantially all of the assets, property and undertaking of and relating to the AR business, on the terms and conditions of the Agreement. The AR business is comprised of the development and commercialization of artificial intelligence software and services for producing, editing and optimizing the performance of electronic written content including marketing content such as emails, blogs, landing pages, articles, internet ads, product and service descriptions and similar content. See Note 3 for further detail.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $6,169,015 and $4,410,645 for the six months ended June 30, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the periods then ended. As of June 30, 2025, the Company had an accumulated deficit of $42,038,022, however a working capital surplus of $4,942,529  as of June 30, 2025. Furthermore, the Company has a remaining $471,096  of secured convertible note out of $500,000 of secured convertible note, which was demandable in 2024 but not yet repaid in full. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, operating results, and ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

3. REVERSE MERGER ACCOUNTING

In August 2021, the Company entered into an agreement with Atomic Reach, a content AI technology company based in Toronto to combine the business and operations of both companies. The transaction was structured as a business combination of Atomic Reach’s assets by RAD Canada Inc. (“Buyer”) in exchange for newly issued 37,521,716 shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares.

The business combination was accounted for as a reverse recapitalization in accordance with GAAP as Atomic Reach has been determined to be the accounting acquirer, primarily due to the fact that Atomic Reach stockholders control the post-combination Company. Under this method of accounting, while RAD is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes.

The net assets of RAD were stated at historical cost, with no goodwill or other intangible assets recorded. The historical financial statements of Atomic Reach for periods prior to the consummation of the merger reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada operations.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of Atomic Reach, RAD and RAD Canada, Inc. Intercompany balances, and income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include deferred income tax assets, valuation of stock options, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2025 and December 31, 2024, the Company’s cash and cash equivalents exceeded the FDIC insured limits by $5,146,950 and $0, respectively.

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2025 and December 31, 2024, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts existed. The Company did not write off any accounts receivable during the six months ended June 30, 2025, and June 30, 2024.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the consolidated balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB Accounting Standards Codification (“ASC”) 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet. As of June 30, 2025 and December 31, 2024, subscription receivable was $0, presented as a contra account to stockholder’s equity.

Deposits

As of June 30, 2025 and December 31, 2024, the Company held $36,545 and $34,845 as collateral for credit cards, respectively.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated useful lives for property and equipment consist of furniture and computers and straight-line depreciation is based on a useful life of 3-5 years.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company uses a variety of information sources to determine the value of acquired assets and liabilities, including identifiable intangibles.

Intangible Assets

Intangible assets are stated at their historical cost less accumulated amortization and impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Company’s intangible assets consistent of developed technology pursuant to the Atomic Reach merger. The estimated useful life for the technology is 5 years, which is amortized on a straight-line basis.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a trigger event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

As of June 30, 2025 and December 31, 2024, there was no impairment for long-lived assets.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Related Party Transactions

The Company follows FASB ASC subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in US Dollar, which is also the functional currency of RAD Technologies, Inc. For each entity, functional currency is determined and items included in their separate financial statements are measured using that functional currency. All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders’ equity, property and equipment and intangible assets are translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of consolidated stockholders’ equity, captioned as accumulated other comprehensive income. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of operations as foreign currency exchange variance.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the six months ended June 30, 2025 and 2024, the Company’s only element of other comprehensive income was gains and losses from foreign currency translations.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Income Taxes

RAD is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have been transferred to the customer.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The Company derives its revenues from campaign-based influencer marketing and recurring subscription fees for having access to our AI platform. With respect to campaign-based influencer marketing, customers engage with the Company by confirming a total budget amount they have dedicated for a specific campaign. The Company then executes the influencer campaign deliverables while taking into consideration budget, margin and customer expectations. On the other hand, when customers engage the Company to access the AI platform, they are paying to have access to the AI platform for content ranking, optimization and recommendation tools. These tools typically improve content strategy, email programs, blogs and website copy.

The Company recognizes revenue from its marketing campaigns (channel fees) over time throughout the term of the agreed upon campaign, which is a measure of the Company’s progress. The Company recognizes subscription fees (licensing fees) over time throughout the term of the customer contract.

Revenue by source consisted of the following for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,
	2025	2024
Channel fees	$1,020,000	$371,725
Licensing fees	-	13,500
Net revenues	$1,020,000	$385,225

Concentration Risks on Revenue

The Company’s revenues carry significant concentrations with two customers representing 94% of total revenues (83% and 11%). Loss of any of these customers would have a material adverse impact on the Company’s operations.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

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RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The following table summarizes the accounts receivable balance as of June 30, 2025 and December 31, 2024.

	June 30,	December 31,
	2025	2024
Beginning balance	$92,591	$266,675
New invoices issued	1,020,000	1,151,637
Payments received	(601,091)	(1,300,721)
Bad debt	-	(25,000)
Ending balance	$511,500	$92,591

As of June 30, 2025 and December 31, 2024, the Company has no deferred revenue.

Cost of Net Revenues

Cost of revenues for marketing campaigns represent direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues for subscription feeds include technology hosting fees. Lastly, cost of revenues includes amortization of the Company’s intangible assets pertaining to developed technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the six months ended June 30, 2025 and 2024, amounted to $2,380,151  and $1,076,349, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved. The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s costs are classified.

16

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company was a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2025, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2025	2024
Options	75,000,392	42,201,755
Warrants	21,909,476	22,601,591
Convertible notes	2,705,774	2,705,774
Total potentially dilutive shares	99,615,642	67,509,120

17

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

As of June 30, 2025 and December 31, 2024, there was an estimated number of 2,705,774 dilutive shares based on the terms of the Company’s outstanding convertible note (see Note 8).

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2025 and December 31, 2024, there were no deferred offering costs.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

18

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The carrying values of the Company’s accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short maturity of these instruments.

The Company’s convertible note recorded is a Level 3 liability. The liability is valued using a fair value method.

The Company’s convertible note (see Note 8) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. At initial recognition, the fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price at $0.18 per share and the determined conversion price of $0.18 derived from a 20% discount on the Company’s Regulation CF offering at $0.18 per share. As of June 30, 2025 and December 31, 2024, the fair value was determined using the underlying common stock price of $0.35, estimated term of 1.90 years, annual volatility rate of 70%, and discount rate of 4.24%.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value as of June 30, 2025 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$520,377	$520,377
	$-	$-	$520,377	$520,377

	Fair Value as of December 31, 2024 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$513,135	$513,135
	$-	$-	$513,135	$513,135

19

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The following table presents the activity of the convertible note:

Convertible
Notes
Balance, December 31, 2024	$513,135
Repayment during period	(28,904)
Change in fair value	-
Amortization of debt discount	36,146
Balance, June 30, 2025	$520,377

As of June 30, 2025 and December 31, 2024, the fair value of the convertible notes was $520,377 and $513,135, respectively.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

20

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

5. ATOMIC REACH AGREEMENT

The Company evaluated the Atomic Reach asset purchase agreement pursuant to ASC 805 and ASU 2017-01, Topic 805, Business Combinations. The Company first determined that both RAD and Atomic Reach met the definition of business as they each included inputs and a substantive process that together significantly contribute to the ability to create outputs.

Management next evaluated whether the Agreement should be accounted as a reverse acquisition, whereby the legal acquirer (RAD) is identified as the acquiree for accounting purposes and the entity (Atomic Reach) whose equity interests are acquired (legal acquiree) is the acquirer for accounting purposes. The Company determined that Atomic Reach was the accounting acquirer via ASC 810-10-55 as the Atomic Reach shareholders retained relative voting rights and the majority composition of the governing body after the consummation of the merger. Consequently, Atomic Reach applied acquisition accounting to the assets and liabilities of RAD that were acquired or assumed upon the consummation of the merger. The historical financial statements of Atomic Reach for periods ended prior to the consummation of the merger will reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada.

The legal acquirer, RAD, was the surviving legal entity and continues to issue financial statements. Although the surviving legal entity may continue, the financial reporting will reflect the accounting from the perspective of the accounting acquirer, except for the legal capital, which is retroactively adjusted to reflect the capital of the legal acquirer (accounting acquiree) in accordance with 805-40-45-1.

The acquisition method of accounting requires, among other things, that the assets acquired, and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Intangible assets recognized in connection with this transaction represent primarily the potential economic benefits that the Company believes may arise from the acquisition as the primary element of the purchase was the developed technology.

On August 5, 2021, the Company issued 37,521,716 shares of common stock pursuant to the asset purchase agreement

21

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Total fair value of the preliminary purchase price consideration as of August 5, 2021 was determined in accordance with ASC 805-40-55 as follows:

Number of shares owned by RAD of newly combined entity	32,505,558
Fair value of RAD’s shares	$0.12
Purchase price consideration	$3,900,667

Purchase Price Allocation

The Company has made a allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the preliminary purchase price allocation:

Cash and cash equivalents	$286,343
Accounts receivable, net	53,854
Due from shareholders	50,676
Property and equipment, net	17,303
Accounts payable	(81,971)
Accrued expenses and other current liabilities	(8,317)
Current portion, long-term debt	(1,227,097)
Simple agreement for future equity (SAFE)	(1,010,796)
Long-term debt	(250,000)
Long-term accrued interest	(10,938)
Net assets of RAD (accounting acquiree)	$(2,180,943)

Intangible assets of $6,081,610 acquired pursuant to the merger were identified as developed technology, which will be amortized over a useful life of five years.

22

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated balance sheets as of June 30, 2025 and December 31, 2024 and statements of cash flows for the six months ended June 30, 2025 and 2024. The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations as of June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	11,325	11,325
Current assets of discontinued operations	$11,325	$11,325

LIABILITIES
Current liabilities:
Accounts payable	$11,826	$11,826
Accrued expenses and other current liabilities	18,972	18,943
Current liabilities of discontinued operations	$30,798	$30,769

The following table shows the results of cash flows of the business reported as discontinued operations for the periods ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,
	2025	2024

Cash flows from operating activities of discontinued operations:
Net loss	$-	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	29	-
Net cash provided by operating activities of discontinued operations	$29	$-

6. PROPERTY AND EQUIPMENT

As of June 30, 2025 and December 31, 2024, property and equipment consist of:

	June 30,	December 31,
	2025	2024
Furniture and equipment	$12,973	$12,973
Computer equipment	765	765
	13,738	13,738
Less: Accumulated depreciation	(10,858)	(9,478)
Property and equipment, net	$2,880	$4,260

Depreciation expense for the six months ended June 30, 2025 and 2024 were $1,381 and $1,469 , respectively.

23

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

7. intangible assets

As of June 30, 2025 and December 31, 2024, intangible assets consist of:

	June 30,	December 31,
	2025	2024
Developed technology	$6,081,610	$6,081,610
Less: Accumulated amortization	(4,757,170)	(4,149,009)
Intangible assets, net	$1,324,440	$1,932,601

Amortization expense for intangible assets for the six months ended June 30, 2025 and 2024, were $608,161 and $608,161, respectively.

8. DEBT

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020, and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. The loan is secured by the assets of the Company. As of June 30, 2025 and December 31, 2024, the principal outstanding of the loan was $500,000. During the six months ended June 30, 2025 and 2024, the Company made payments of $15,450 and $15,450, respectively, of accrued interest. Accrued interest on the loan as of June 30, 2025 and December 31, 2024, amounted to $25,117 and $31,192. Interest expense for the six months ended June 30, 2025 and 2024 was $9,375 and $9,375, respectively.

Convertible Notes

The Company entered into a $500,000 (“Principal Amount”) convertible note (“Note”) with a related party (“Holder”) on October 17, 2022 (“Date of Issuance”). Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the “Maturity Date”) at the Company’s election or upon demand by the Holder. The note is secured by all assets of the Company.

24

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require the Company satisfy the Note in full by repaying the Principal Amount. The repayment amount effective as of June 30, 2025 and December 31, 2024 was $800,000. During the six months ended June 30, 2025, the Company repaid $28,904  of the note and $371,096  of the accrued interest. During the six months ended June 30, 2025 and 2024, the Company incurred $73,806  and $0 of interest expense, respectively, in connection with this Note. $2,711  and $300,000 of interest was accrued and outstanding at June 30, 2025 and December 31, 2024, respectively.

At any time on or after the date of issuance, at the election of the Holder, the Note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i) the product of 100% less the discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the next equity financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its equity securities through the WeFunder crowd funding platform which was launched in 2022.

In connection with the convertible notes, the Company granted an aggregate of 19,850,818 warrants to the holder with an exercise price of $0.18 per share. The fair value of the relative debt warrants was $433,753, which was recognized as a debt discount and being amortized to interest expense over the life of the notes. During the six months ended June 30, 2025 and 2024, amortization of debt discount was $36,146  and $36,496, respectively. As of June 30, 2025 and December 31, 2024, convertible note payable at fair value was $520,377  and $513,135, respectively.

In the event any amounts remain outstanding on this Note after 12 months following the Date of Issuance, Holder, at its sole discretion, may require Company to seek the sale, merger, or disposition of the Company and/or its assets.

25

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

9. CAPITALIZATION and equity transactions

Common Stock

As of June 30, 2025, The Company is authorized to issue 250,000,000 shares of Class A common stock at a par value of $0.0001 and 150,000,000 shares of Class B non-voting common stock at a par value of $0.0001 under our Amended Certificate of Incorporation. The Class A and Class B common stock are identical except with respect to voting rights, to which Class B common stockholders do not have voting rights.

Stock Transactions

During the year ended December 31, 2023, the Company issued 14,915,592 shares of Class A common stock and 4,740,409 shares of Class B common stock pursuant to Regulation CF for aggregate proceeds of $2,659,336 and $1,125,000, net of offering costs, respectively. During the year ended December 31, 2023, the Company issued 1,289,894 shares of Class B common stock pursuant to Regulation CF for aggregate subscribed amount of $364,800 recorded in subscription receivable, which was collected in 2024.

During the year ended December 31, 2023, the Company issued 902,265 shares of Class A common stock for aggregate proceeds of $165,000 in cash.

During the year ended December 31, 2024, the Company issued 15,978,925 shares of Class B common stock pursuant to Regulation CF and Regulation D offerings for aggregate proceeds of $5,165,778, net of offering costs. There was $189,899 of escrow receivables outstanding related to these issuances as of December 31, 2024 and remained outstanding as of June 30, 2025.

During the six months ended June 30, 2025, the Company issued 21,928,097 and 830,446 shares of Class B common stock pursuant to Regulation A and Regulation D offerings, respectively, for aggregate proceeds of $11,185,657, net of offering costs.

During the six months ended June 30, 2025, the Company issued 200,000 shares of Class B common stock for proceeds of $100,000.

As of June 30, 2025 and December 31, 2024, there were 98,415,337 shares of Class A common stock issued and outstanding.

As of June 30, 2025 and December 31, 2024, there were 44,967,771 and 22,009,228 shares of Class B common stock issued and outstanding, respectively.

26

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

10. WARRANTS

In connection with the October 2022 convertible notes (see Note 8), the Company issued 19,850,818 warrants to purchase common stock. The warrants have an exercise price of $0.18 per share, are immediately exercisable and have a term of 10 years. The fair value of the relative warrants was $433,753, which was recognized as a debt discount and is being amortized to interest expense over the life of the convertible notes.

In December 2024, the Company issued 45,455 warrants to purchase common stock. The warrants have an exercise price of $0.33 per share, are immediately exercisable and have a term of 5 years. The fair value of the relative warrants was $11,040, which was recognized as stock-based compensation expense during the year ended December 31, 2024.

In April 2025, the Company issued 234,000 warrants to purchase common stock. The warrants have an exercise price of $0.12 per share, are immediately exercisable and have a term of 5 years. The fair value of the relative warrants was $17,633, which was recognized as stock-based compensation expense during the six months ended June 30, 2025 .

A summary of information related to warrants is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	22,177,582	$0.19	$3,472,882
Granted	234,000	0.12
Exercised	-
Forfeited	(502,106)	0.02
Outstanding as of June 30, 2025	21,909,476	$0.20	$3,361,039

Vested and expected to vest at June 30, 2025	21,909,476	$0.20	$3,361,039
Exercisable as of June 30, 2025	21,909,476	$0.20	$3,361,039

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Six Months ended	Year Ended
	June 30,	December 31,
	2025	2024
Risk-free interest rate	3.88%	4.15%
Expected term (in years)	5.00	5.00
Expected volatility	70.00%	70.00%
Expected dividend yield	0.00%	0.00%

27

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

11. Equity Incentive Plan

The Company’s Board of Directors adopted an Equity Incentive Plan in 2022 (the “Plan”), to attract, incentivize and retain employees, outside directors and consultants through the grant of awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or restricted stock and only employees are eligible for the grant of ISOs. The Plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 74,537,910 shares of common stock. As of June 30, 2025, there were no options available for issuance The Company is in the process of increasing the number of shares under the plan.

To the extent that the aggregate fair market value of shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year (under all plans of the Company or any parent or subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent holder, the term of the option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the option agreement.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	42,201,755	$0.16	$7,905,258
Granted	33,915,304	$0.13
Exercised	-
Forfeited	(1,116,667)	$0.19
Outstanding as of June 30, 2025	75,000,392	$0.15	$14,997,720

Exercisable as of June 30, 2025	32,618,136	$0.21	$6,489,859
Exercisable as of December 31, 2024	29,637,038	$0.14	$1,438,555

	Six Months Ended
	June 30,
	2025	2024
Weighted average grant-date fair value of options granted during period	$0.08	n/a
Weighted average duration (years) to expiration of outstanding options at period-end	8.25	7.96

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months ended	Year Ended
	June 30,	December 31,
	2025	2024
Risk-free interest rate	3.97%	3.94% - 4.07%
Expected term (in years)	6.27	6.27
Expected volatility	70%	70%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2025 and 2024 was $2,798,580 and $207,531, respectively. Stock-based compensation expense for stock options of $544,735  and $345,787, was recognized under FASB ASC 718 for the six months ended June 30, 2025 and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $4,021,817 as of June 30, 2025 and will be recognized over a weighted average period of 3.41 years as of June 30, 2025.

28

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months ended
	June 30,
	2025	2024
General and administrative	$544,735	$345,787
Sales and marketing	17,633	-
	$562,368	$345,787

12. related party TRANSACATIONS

Due to from Related Parties

As of June 30, 2025 and December 31, 2024, the Company had $33,741 and $11,340, respectively, in amounts due from officers. The amounts are unsecured, non-interest bearing and due on demand.

Convertible Note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to an existing major shareholder. See Note 8 for further detail. $28,904 of the note was repaid during the six months ended June 30, 2025.

13. Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

14. subsequent events

In connection with $500,000 of convertible note with a related party on October 17, 2022, part of the principal of this note was paid back in July 2025, and the remaining principal and interest were converted into 2,666,667 shares of Class A Common Stock.

The Company has evaluated subsequent events for the period from July 1, 2025, through September 29, 2025, which is the date the unaudited consolidated financial statements were available to be issued.

29

Item 4. Index to Exhibits

2.1	Amended Certificate of Incorporation of RAD Technologies, Inc.*

2.2	Bylaws of RAD Technologies, Inc.*

3	Stockholders’ Agreement of RAD Technologies, Inc.*

6.1	Convertible Promissory Note with Joseph Freedman*

6.2	Partnership Agreement with Omnicom*

6.3	Partnership Agreement with Hasbro*

6.4	Partnership Agreement with Adobe*

* Included as exhibits to the Company’s Form 1-A (SEC File No. 024-12513).

30

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD Technologies, Inc.

By	/s/ Jeremy Barnett
Jeremy Barnett, Chief Executive Officer
RAD Technologies, Inc.
Date:	September 29, 2025

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Jeremy Barnett
Jeremy Barnett, Director, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
RAD Technologies, Inc.
Date:	September 29, 2025

By	/s/ Bradley Silver
Bradley Silver, Director RAD Technologies, Inc.
Date:	September 29, 2025

By	/s/ Joseph Freedman
Joseph Freedman, Director RAD Technologies, Inc.
Date:	September 29, 2025

By	/s/ Orin Litman
Orin Litman, Director RAD Technologies, Inc.
Date:	September 29, 2025

By	/s/ Aaron Kuntz
Aaron Kuntz, Director RAD Technologies, Inc.
Date:	September 29, 2025

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